Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Organigram Holdings Inc. (the “Company”)
35 English Drive
Moncton, NB E1E 3X3

Item 2.	Date of Material Change

December 19, 2017

Item 3.	News Release

The news release reporting the Material Change described in this report was issued in Moncton, New Brunswick on December 19, 2017.

The news release was distributed through Canada Newswire and filed with the TSX Venture Exchange and each of the relevant Canadian securities regulatory authorities via SEDAR. The news release is attached hereto as Schedule “A” and incorporated by reference herein.

Item 4.	Summary of Material Change

The Company announces the appointment, effective December 19, 2017, of Paolo De Luca as the Chief Financial Officer of Organigram. Peter Hanson, who acted as Interim-Chief Executive Office prior to Mr. De Luca’s appointment, will serve as the Director of Finance effective concurrent with the appointment of the new Chief Financial Officer.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” for the news release.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Michael Tripp
Chief Legal Officer
(506) 804-2552

Item 9.	Date of Report

December 29, 2017

SCHEDULE “A”

Organigram Appoints New Chief Financial Officer

MONCTON, NEW BRUNSWICK – (December 19, 2017) - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce the appointment of Paolo De Luca, CPA, CA, CFA as the Company’s Chief Financial Officer (CFO). Mr. De Luca will assume the position effective December 19, 2017.

With a reputation for creative, high-energy leadership focused on the growth of dynamic companies, Mr. De Luca regularly draws upon his broad global experience and deep technical expertise to deliver unique and nontraditional financial solutions to complex issues supported by his sophisticated knowledge of capital markets, finance, technical accounting, tax and regulatory matters.

“Paolo is a tremendous addition to the Organigram team,” says Greg Engel, CEO, Organigram. “His wide-ranging experience in both public and private capital markets, proven track record of successful financial stewardship and negotiations, and transformational vision will be an asset to the Company as we transition from a strictly medical enterprise into a hybrid business including the adult recreational use market in 2018.”

With more than 20 years of diversified financial business experience, Mr. De Luca has held senior financial, investor relations, and accounting leadership roles at companies including West Face Capital, one of Canada’s leading alternative asset management firms; Meridian LNG; Potash Ridge; C.A. Bancorp; and TD Securities. With this diverse industry and international background, he has extensive experience with both traditional and non-traditional financing and debt offerings, which will be a tremendous asset to Organigram.

As Organigram CFO, Mr. De Luca will lead both the finance team as well as the investor relations efforts of the Company and will be based out of the Company’s satellite office in Toronto while managing the finance team in Moncton, NB.

Mr. De Luca is a graduate of York University’s Schulich School of Business.

Peter Hanson has been serving as interim CFO since March 2016. Mr. Hanson will be appointed as Director of Finance with Organigram and the Company is grateful for his stewardship.

Additionally, Giselle Doiron, formerly Director of Investor and Media Relations at Organigram has accepted a new role within the Company in Human Resources. Investor relations inquiries will be handled by Dylan Rogers, Investor Relations Analyst at investorrelations@organigram.ca.

For more information, visit www.organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Dylan Rogers
Chief Executive Officer	Investor Relations Analyst
gengel@organigram.ca	drogers@organigram.ca
(416) 435-8091	(506) 232-0121